DREYFUS PREMIER GNMA FUND

Statement of Investments
September 30, 2005 (Unaudited)

Bonds and Notes -	108.8%	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed-	**100.2%**		
Government National Mortgage Association I:			
5%		25,135,000a	24,875,607
5%, 9/15/2033- 5/15/2035		2,478,116	2,456,271
5.5%, 6/15/2020- 9/15/2035		34,154,137	34,503,718
6%, 10/15/2019- 9/15/2034		10,349,439	10,609,712
6.5%, 11/15/2007- 5/15/2028		1,805,760	1,874,342
7.5%, 2/15/2022-12/15/2023		685,363	732,742
8%, 4/15/2008-12/15/2022		917,176	968,259
8.5%, 10/15/2016-11/15/2022		408,079	445,610
9%, 11/15/2019-12/15/2022		295,459	324,154
9.5%, 5/15/2018-1/15/2025		271,656	302,290
Ser. 2004-43, Cl. A, 2.822%, 12/16/2019		916,052	878,561
Ser. 2004-51, Cl. A, 4.145%, 2/16/2018		608,296	599,290
Ser. 2005-29, Cl. A, 4.016%, 7/16/2027		581,919	569,029
Ser. 2005-32, Cl. B, 4.385%, 8/16/2030		500,000	492,985
Ser. 2005-34, Cl. A, 3.956%, 9/16/2021		641,186	629,308
Ser. 2005-42, Cl. A, 4.045%, 7/16/2020		1,285,697	1,263,860
Ser. 2005-50, Cl. A, 4.015%, 11/16/2026		984,693	964,917
Ser. 2005-52, Cl. A, 4.287%, 1/16/2030		398,466	392,469
Ser. 2005-59, Cl. A, 4.388%, 5/16/2023		538,606	532,482
Ser. 2005-67, Cl. A, 4.217%, 6/16/2021		2,650,000	2,612,499
Ser. 2005-76, Cl. A, 4%, 10/15/2042		1,200,000	1,176,000
Ser. 2005-79, Cl. A, 3.98%, 12/15/2047		1,200,000	1,176,756
Government National Mortgage Association II:			
3.5%, 7/20/2030-7/20/2032		868,072b	875,693
4.375%, 4/20/2030-6/20/2032		2,055,648b	2,072,942
5%, 9/20/2033-7/20/2035		8,635,217	8,525,942
5.5%		775,000a	780,449
5.5%, 3/20/2035-9/20/2035		12,779,729	12,883,500
6%, 6/20/2035- 8/20/2035		8,801,310	8,991,066
6.5%, 5/20/2031		2,213,680	2,293,217
7%, 1/20/2030-4/20/2032		2,622,920	2,746,190
7.5%, 9/20/2030		20,002	21,146
9%, 7/20/2025		177,417	194,937
			127,765,943
U.S. Government-	**8.6%**		
U.S. Treasury Notes:			
2.5%, 9/30/2006		4,140,000	4,076,575
4%, 6/15/2009		840,000	834,481
4.25%, 8/15/2013		3,010,000	3,000,597
5%, 8/15/2011		2,920,000c	3,035,077
			10,946,730
Total Bonds and Notes			
(cost $ 139,356,076)			**138,712,673**
Short-Term Investments-	**13.2%**		
U.S. Treasury Bills:			
2.96%, 10/6/2005		6,650,000	6,648,470

3.33%, 10/27/2005		8,000,000	7,983,840
3.15%, 12/15/2005		175,000d	173,854
3.23%, 12/29/2005		2,000,000	1,983,500

Total Short-Term Investments
(cost $ 16,785,356) **16,789,664**

Investment of Cash Collateral for			
Securities Loaned	**2.5%**	Shares	Value ($)
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus Fund			
(cost $3,128,050)		3,128,050	**3,128,050**

Total Investments (cost $159,269,482)		**124.5%**	**158,630,387**
Liabilities, Less Cash and Receivables		**-24.5%**	**(31,192,123)**
Net Assets		**100.0%**	**127,438,264**

a   *Purchased on a forward commitment basis.*
b   *Variable rate security-interest rate subject to periodic change.*
c   *All of this security is on loan. At September 30, 2005, the total market value of the fund's security*
     on loan is $ 3,035,077 and the total market value of the collateral held by the fund is $ 3,128,050.
d   *Held by a broker as collateral for open financial futures positions.*
e   *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.